August 8, 2024

Robert S. Colligan
Chief Financial Officer
Dynex Capital, Inc.
4991 Lake Brook Drive, Suite 100
Glen Allen, VA 23060

        Re: Dynex Capital, Inc.
            Registration Statement on Form S-3
            Filed August 1, 2024
            File No. 333-281180
Dear Robert S. Colligan :

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Anna T. Pinedo, Esq.